A platform for novice cooks & professional chefs to show their cooking skills

🟦 PITCH VIDEO 🟦 INVESTOR PANEL



khal.com   Jersey City NJ    Entertainment   Software   Food   Technology   Restaurant

LEAD INVESTOR

Govinda RANGARAJAN Entrepreneur and travel enthusiast

I believe that Khal has a great potential for growing very fast. Also I put a lot of trust in Samir Tendulkar's instinct and ability to make this project very successful. Also I know about his other projects which he had executed very well in the past. The cooking world needs Khal. Currently there is no platform where people who love to cook can have a dedicated cooking profile. I believe KHAL is solving that idea beautifully. I am most impressed by Khal's organic growth so far and the high engagement rates. I see a future where every chef or wannabe chef or cooking lover has a Khal profile.

Invested $2,100 this round

Highlights

(1) As of 10/26/2021 Khal has 157,945 users | 86,665 recipes

(2) Cooking world needs an online community. We are a social network & professional network for cooks.🔍

(3) 👨‍🍳Professional Chefs can add their Khal.com profile to their bio when they apply for a job.

(4) Cooking enthusiasts 😊can add their Khal.com profile to their Social Network / Dating pages.

(5) 🏆Khal.com has the best team. made up of top culinary experts, top media experts and top finance experts.

(6) 📈 Khal.com's experienced founder has taken a company from 0 to $9.6 million in annual sales in 4 years.

(7) The web site is up and running. You can check it at Khal.com. The CEO is also the CTO.🤓

Our Team

Our Team



Samir Tendulkar Founder CEO/CTO

Started a e-commerce Company in 2012 & took the business from 0 to $9.6 million in 4 years.

Being a developer I realized there are so many places where a developer can show his/her coding skills. Almost everyone on the planet cooks. Even if it is boiling an egg. It is a real skill and there is no place to show this skill. Showing your skill makes you happy. I like to make people happy



James Ledbetter Chief Marketing Officer

* Head of Content at Sequoia Capital * Editor in Chief Inc. Magazine & Inc.com * Editor in Charge Reuters.com * Editor in Chief The Big Money * Web Editor at Fortune Magazine * Senior Editor at Time Magazine



Frank Costantino Chief Culinary Officer

* Dean of Culinary Institute of New York Monroe College 2008 - Present


* Dean of Culinary Institute of New York Monroe College 2008 - Present



Lawrence Fish Chief Financial Officer

* Professor of Business Finance at NYU * Professor of Restaurant Finance at International Culinary Center * Chief Financial Officer at McCann NY



Johnna Ayres Vice President of Marketing

* VP head of Global acquisition & consumer marketing Bloomberg LP * Consumer Marketing Director at Forbes Magazine * Marketing Director Time Inc * Marketing Director People and People StyleWatch * Marketing Director Sports Illustrated



Ahmed Teirelbar Lead Developer

Over 20 years of Software Development experience in Python, C++, JavaScript,



Nikhil Tendulkar Chief Operating Officer

Started a e-commerce Company in 2012 & took the business from 0 to $16 million in 4 years.



Mehmet Yigit Akin Intern

Worked many 24 hackathons with Samir improving Khal. Help design this Wefunder Campaign and reach out to investors



Samir Tendulkar



Samir Tendulkar

Khal.com: Show the world your cooking skills.

Khal.com is a platform where users can make profiles and show their cooking skills. It is both a social network and a professional network for cooking enthusiasts



People Love to cook and take pictures and videos of their cooking

Khal has grown extremely fast in less than 6 months.

Progress as of 10-26-2021

* Khal has 157,745 users
* Khal has 86,665 recipes added by its users
* Time spent on Khal is 2x that of top recipe sites



There is currently no place dedicated to show your cooking skills





A Chef's Instagram profile where her vacation pictures, pictures of her family & pets get mixed with her culinary profile

People use social network sites to add their cooking pictures. But none of these sites can be used as a repository of their cooking profile. These profiles get mixed with food photographers who take pictures with food or others who just add food pictures from the internet . You can often see people asking in the comments. "Did you make that ?"



Khal.com, a dedicated cooking profile







I moved to the US from the Dominican Republic where I learned to cook at the age of 14. I cook a lot of Spanish dishes. However since I have moved to the US I just fell in love with baking I have joined so many baking classes and love to bake. My 1st recipe on this site is Guava cake. I love to bake it is not unusual for me to wake up at 4am in the morning to bake a cake

About
Bio
My Groups
My Recipes
I like these
I want to make
I made these
Follows/ Followers
Questions/ Answers
Comments
Total Recipes: 3
Chocolate Lava cake. If you lo ...
by Maria Garcia
Arroz con Gandules y pollo gui ...
by Maria Garcia
Guava Pineapple cake
by Maria Garcia

It also gives other information like

- Other people's recipe you made
- Other people's recipe you want to make
- How many followers you have
- What people have to say about your cooking
- and much more..



Growth

Khal has grown organically
with less than $1000 spent on user acquisition
Top Channels
Direct
Organic Search
Social
Referral
7.9%
10.4%
30.4%
50%
Users vs. Time
150,000
100,000
50,000
Users
Jan 21
Mar 21
May 21
Jul 21
Time

- From 35 users a day to almost 1500 users a day in less than a year (growth of 40x +)
- Almost all the traffic is organic. Khal has experienced a viral growth month over month



Who uses Khal

Khal is used by both professional chefs & cooking enthusiasts

Khal.com Show the world your cooking skills. Chef's make ...
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I have a profile on khal.com you can see how I make these dishes


Hired !!
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OR


DATING PROFILE
I love to cook
I love to cook. You can check my Khal.com profile: Khal.com/../Winston
facebook
I love to cook. Check my recipes on Khal.com/john_doe
Instagram
Whatsapp Group
TikTok

- People can add their Khal cooking profile to their Social Media
- People can use Khal to show the awesome dish they have made
- People can use Khal to get followers for vanity or for your business

And many other


The Team


Team Video For Khal.com
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Meet the khal.com team
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Pro & Home Chef


The Dean and the Home Chef talk about Khal
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Competition
WINNER

Comparison Table

Competitors	Dedicated cooking profile	Culinary Centric	Earn Cooking badges & Reputations	Add pictures of how your dish came out after seeing the recipe	Save recipes you like to make later
Khal.com	✓	✓	✓	✓	✓
Epicurious	✗	✓	✗	✗	✗
AllRecipes	✗	✓	✗	✗	✓
Instagram	✗	✗	✗	✗	✓
Facebook	✗	✗	✗	✓	✗
YouTube	✗	✗	✗	✗	✓
LinkedIn	🔑	✗	✗	✗	✗

The Founder



Samir giving a programming talk at Microsoft NYC



Audience at the talk

Past Success



Past E-commerce Business

Sales

$36K — 2012
$600K — 2013
$2.4M — 2014
$4.5M — 2015
$9.6M — 2016

Samir Tendulkar owned and operated a e-commerce business from 2012 to 2016

which managed more than 250,000 items it grew to 9.6MM in annual sales in 2016 and was completely bootstrapped





Covid-19

Working from home
Khal in covid-19 times
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Covid-19 has made working from home a new normal. This will lead to a lot more people cooking at home. This presents a tremendous growth opportunity.



NEWS
Media Attention

Khal CEO Samir Tendulkar talks to Torri Singer about their n...
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Khal.com CEO intervew
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Khal was featured as the top 100 Social Media Startups of 2020 by the StartUp pill



Industry Pill
Innovation Pill
Leadership Pill
Marketing Pill
Startup Pill
Funding Pill
Lifestyle Pill
START UP
101 Best Social Media Startups Of 2020

Khal was featured as the top 25 cooking startups to keep an eye on for 2021 by the StartUp pill



START UP


25 Awesome Cooking Orientated Startups To Keep An Eye On In 2021


UNICORN BATTLE
ONLINE
SILICON VALLEY
FEBRUARY 11, 2021 | 9 AM PST (SAN FRANCISCO)

Khal came 3rd in the Unicorn Battle Silicon Valley


Testimonials


Testimonial Video from Khal users from all over the world
Khal
TESTIMONIALS
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Use of funds


Khal
Raise: $1MM
on a SAFE note at $20M cap
And a 20% Discount
Highlight Expenditures:
We aim to reach a million users using the $ 1 Million
Culinary Influencers
Media and PR efforts
Promoting in Culinary Schools
Encouraging job postings on Khal
Marketing on Social Media & other channels
G&A Expenses


Join us

Let's make something big together







Downloads

Khal Pitch Deck.pdf